COMMENTS RECEIVED ON 03/02/2020

FROM EDWARD BARTZ

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity New Millennium ETF, Fidelity Blue Chip Growth ETF, Fidelity Blue Chip Value ETF

POST-EFFECTIVE AMENDMENT NO. 58

1)

All Funds

General Comments on Non-Transparent Structure (prospectus)

C:

We are aware that Fidelity Management & Research Company and FMR Co. Inc., Fidelity Beach Street Trust, and Fidelity Distributors filed an application and subsequent amendments (the “Application”) seeking exemptive relief from certain provisions of the Investment Company Act. The Commission issued a Notice of Application on November 14, 2019, and a subsequent order granting certain exemptive relief on December 10, 2019 (the “Order”). Please tailor the disclosure throughout the registration statement to conform to the specific exemptive relief granted by the Order, including the relevant representations and conditions contained in the Application. In addition, please advise us whether you have submitted, or expect to submit, any other exemptive application or no-action request in connection with the registration statement.

R:

We have made the requested changes to the disclosure. The listing exchange has filed an application for a rule change for the Funds that is pending before the SEC. In addition, the Trust has received exemptive relief from Rule 14e-5 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to the Funds, and we expect to submit a separate request for no-action relief for certain other Exchange Act provisions.

2)

All Funds

General Comments on Non-Transparent Structure (prospectus)

C:

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

R:

We will complete portions of the filing that are incomplete.

3)

All Funds

General Comments on Non-Transparent Structure (prospectus)

C:

Please consider noting in the prospectus that the Funds will incur costs to operate the Tracking Basket.

R:

The costs of developing and maintaining the tracking basket are Fund operating expenses covered by FMR under its management contract, otherwise, it is generally expected that costs associated with creations and redemptions will be offset by transaction fees that may be imposed on Authorized Participants, as is the case for all ETFs. We believe that each Fund’s expenses are appropriately disclosed in the prospectus.

4)    All Funds

General Comments on Non-Transparent Structure (prospectus)

C:

Since the Funds may invest in foreign issuers, will any of the Funds rely on the exemptive relief to pay redemption proceeds more than seven calendar days after shares are tendered for redemptions? If so, disclose this policy in the redemption discussion. See Application at page 2.

R:

We have added disclosure regarding the Fund’s ability to pay redemption proceeds more than seven (but not more than fifteen) calendar days after shares are tendered for redemption as a result of local market holidays with respect to foreign common stocks.

5)

All Funds

“Cover” (prospectus)

C:

The Application states the Funds will include a Legend describing how the Funds will operate differently from a traditional ETF. Please revise the cover pages to make the Legend more prominent. For example, consider indenting the Legend in a manner that offsets it from the rest of the text and using a larger font size. Please also consider other methods to better highlight the Legend.

R:

We have made the requested change to the disclosure.

6)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Please disclose in this section that each Fund is a non-transparent, actively-managed exchange-traded fund.

R:

We have made the requested change to the disclosure.

7)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

From Fidelity New Millennium ETF:

“Normally investing primarily in equity securities.”

“Investing in domestic and foreign issuers.”

C:

This section states that the Funds invest primarily in equity securities of domestic and foreign issuers. Please specify the types of “equity securities” that the Funds can invest, per Application on page 7. Please also disclose elsewhere in the prospectus that any common stocks listed on a foreign exchange must trade contemporaneously with shares of the Funds.

R:

We have specified the types of equity securities in which the Fund will principally invest in the “Description of Principal Security Types” section. We have also included disclosure that common stocks listed on a foreign exchange must trade contemporaneously with shares of the Fund elsewhere in the prospectus.

8)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Please disclose in this section that the Funds do not have a minimum overlap requirement for the Tracking Basket and the actual Portfolio. Also, disclose the risks of not having a minimum overlap requirement in the Principal Investment Risk section of the Prospectus Summary if appropriate.

R:

As required by the Order, and disclosed in the prospectus, the Funds will disclose Tracking Basket Weight Overlap on their website each business day. The Order does not require disclosure of a minimum overlap requirement. Moreover, the absence of a minimum overlap requirement is not a principal investment risk of the fund. Therefore, we have not included the requested disclosure.

9)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

From Fidelity New Millennium ETF:

“Unlike other actively managed ETFs, the fund does not publicly disclose the composition of its portfolio each business day, which may affect the price at which shares of the fund trade in the secondary market. The fund instead publishes each business day on its website a “Tracking Basket,” which is designed to closely track the daily performance of the fund but is not the fund’s actual portfolio. The Tracking Basket is comprised of: (1) select recently disclosed portfolio holdings (Strategy Components); (2) ETFs that convey information about the types of instruments (that are not otherwise fully represented by the Strategy Components) in which the fund invests (Representative ETFs); and (3) cash and cash equivalents. The fund also publishes each business day on its website the “Tracking Basket Weight Overlap,” which is the percentage weight overlap between the holdings of the prior business day's Tracking Basket compared to the holdings of the fund that formed the basis for the fund’s calculation of net asset value per share (NAV) at the end of the prior business day. The Tracking Basket Weight Overlap is designed to provide investors with an understanding of how similar the Tracking Basket is to the fund’s actual portfolio in percentage terms.

Given the differences between the fund and ETFs that disclose their complete holdings daily, there is a risk that market prices of the fund may vary significantly from NAV, and that the fund’s shares may trade at a wider bid/ask spread – and therefore cost investors more to trade – than shares of other ETFs. These risks are heightened during periods of market disruption or volatility. In addition, although the fund seeks to benefit from keeping its portfolio information secret, market participants may attempt to use the Tracking Basket to identify the fund’s trading strategy. If successful, this could result in such market participants engaging in certain predatory trading practices that may have the potential to harm the fund and its shareholders, such as front running the fund’s trades of portfolio securities.”

C:

This section begins with two paragraphs in bold font describing the risks associated with the Funds’ non-transparent structures. Please provide a label for these two paragraphs, e.g., “Non-transparent Structure Risks,” in both the summary section and full prospectus. Also, the Legend should cross-reference by name each of the risks that relate to the Funds’ non-transparent structure, e.g., Non-transparent Structure Risks, Fluctuation of Net Asset Value and Share Price, Arbitrage Risk and Trading Issues Risk. If the Funds were to present a main non-transparent risk with related sub-risks, e.g., Arbitrage Risk, the prospectus could cross-reference only the main non-transparent risk.

R:

We have created a new heading for “Tracking Basket Structure Risk” in the Principal Investment Risks sections of the summary section and full prospectus.

The instructions to Form N-1A provide that the prospectus should clearly disclose the fundamental characteristics and investment risks of the fund using “concise” language and be as “simple and direct as reasonably possible.” Each of the fund’s principal investment risks, including the risks of the Tracking Basket structure, are succinctly disclosed under “Principal Investment Risks” in the Fund Summary section, as well as the Fund Basic section. We do not believe including a list of principal investment risk headings in the Legend would help an investor evaluate or understand the risks of investing in the fund. Moreover, the Legend on the cover page not only highlights certain principal investment risks but clearly directs investors to the “Principal Investment Risks” sections in the Fund Summary and Fund Basics sections “[f]or additional information regarding the unique attributes and risks of the ETF.” Accordingly, we have not added cross-references to each of the risks that relate to the fund’s Tracking Basket structure in the Legend.

10)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The first paragraph in this section states that the Tracking Basket includes ETFs. Please clarify in this paragraph and throughout the prospectus that the Tracking Basket’s ETFs are liquid ETFs. See Application at page 4.

R:

We have made the requested change to the disclosure.

11)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

Please revise the second paragraph of this section to more closely track numbers (1) and (2) on page 24 of the Application. For example, please delete "[g]iven the differences between the fund and ETFs that disclose their complete holdings daily” and replace it with "[a]lthough the Tracking Basket is intended to provide. . . ," from number 1 on page 24 of Application.

R:

We have made the requested change to the disclosure.

12)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

From Fidelity New Millennium ETF:

“Fluctuation of Net Asset Value and Share Price.  The NAV of the fund will generally fluctuate with changes in the market value of the fund's holdings. The fund's shares can be bought and sold in the secondary market at market prices. Disruptions to creations and redemptions, the existence of extreme market volatility or potential lack of an active trading market for the fund's shares may result in the fund's shares trading significantly above (at a premium) or below (at a discount) to NAV. In addition, in stressed market conditions or periods of market disruption or volatility, the market for shares may become less liquid in response to deteriorating liquidity in the markets for the fund's underlying portfolio holdings. Shares may trade at a larger premium or discount to the NAV than shares of other ETFs.”

C:

The last sentence in the fourth bullet point of this section states that the Funds’ shares may trade at a larger premium or discount to NAV “than shares of other ETFs.” Please add“including ETFs that make their daily holdings public” to the end of this sentence both here and throughout the prospectus, and move this sentence so that it is the first sentence of this bullet point. In addition, please elaborate in this bullet point on how the non-transparent ETF structure exacerbates this risk for investors.

R:

We have made the requested changes in the last sentence in the fourth bullet and moved it to be the first sentence. With regard to elaborating on this risk, we believe that (i) the disclosure regarding potential premiums and discounts is sufficient and complete, and (ii) the risks of the Tracking Basket Structure, including its potential implications with respect to premiums and discounts, are appropriately disclosed under the “Tracking Basket Structure Risk” as well as the “Fluctuation of Net Asset Value and Share Price” risk.

13)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

From Fidelity New Millennium ETF:

“Trading Issues.  The fund has no public trading history and will operate differently from other actively managed ETFs. There can be no assurance that an active trading market will develop or be maintained or that the market for fund shares will operate as intended, which could lead to the fund’s shares trading at wider spreads and larger premiums and discounts to NAV than other actively managed ETFs, particularly during periods of market disruption or volatility. As a result, it may cost investors more to trade fund shares than shares of other ETFs. There is no guarantee that the fund will be able to attract market makers and Authorized Participants. Market makers and Authorized Participants are not obligated to make a market in the fund’s shares or to submit purchase and redemption orders for creation units. In addition, trading may be halted, for example, due to market conditions.”

C:

Please revise the first sentence of the sixth bullet point of this section to add “that publish their portfolio holdings on a daily basis” to the end of this sentence. Please ensure that this change is carried out throughout the entire prospectus and Statement of Additional Information

(the “SAI”) whenever making this comparison between the Funds and other actively managed

ETFs.

R:

We have made the requested change to the disclosure.

14)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The last two sentences of the sixth bullet point state that market makers and Authorized Participants are not obligated to make a market in the Funds’ shares, and that trading in the Funds’ shares may be halted due to market conditions. Please provide a separate risk for Authorized Participants both in this section and in the full prospectus. Please also disclose in this bullet point and in the corresponding risk in the full prospectus that, due to the non-transparent fund structure, there is a greater potential for Authorized Participants concentration risk and Authorized Participants “stepping away.” Also, disclose that this lack of participation by Authorized Participants or market makers could be greater during market disruptions or periods of volatility.

R:

We have made the requested change to the disclosure.

15)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

Please provide a risk in this section and in the full prospectus discussing the actions the Adviser will take if a security in a Fund, but not in the Tracking Basket, does not have a readily-available market quotation, affecting the reliability of the Tracking Basket as an arbitrage vehicle. See Application at page 26. Please also provide a risk in this section and in the full prospectus disclosing the conditions under which a Fund would request the Exchange to halt trading of its shares (i.e., securities representing 10% or more of a Fund’s portfolio do not have readily available market quotations). See Application at note 49. Please also disclose that the non-transparent structure could exacerbate the impact of any trading halts on the Funds.

R:

We have made the requested change to the disclosure.

16)

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

Finally, please re-order the bullet points in this section and in the full prospectus so the principal risks which are specific to the Funds’ non-transparent structure become the first risks disclosed in these sections

R:

We have made the requested change to the disclosure.

17)

All funds

“Investment Details” (prospectus)

“Description of Principal Security Types”

C:

Please revise this section to clearly identify the specific types of equity securities to which the Funds’ investments are limited.

R:

We have made the requested change to the disclosure.

18)

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

From Fidelity New Millennium ETF:

“Foreign Exposure. Foreign securities, foreign currencies, and securities issued by U.S. entities with substantial foreign operations can involve additional risks relating to political, economic, or regulatory conditions in foreign countries. These risks include fluctuations in foreign exchange rates; withholding or other taxes; trading, settlement, custodial, and other operational risks; and the less stringent investor protection and disclosure standards of some foreign markets. All of these factors can make foreign investments, especially those in emerging markets, more volatile and potentially less liquid than U.S. investments. In addition, foreign markets can perform differently from the U.S. market.

Global economies and financial markets are becoming increasingly interconnected, which increases the possibilities that conditions in one country or region might adversely impact issuers or providers in, or foreign exchange rates with, a different country or region.”

C:

This risk includes a reference to foreign currencies. Since the Funds’ Application does not permit direct investment in foreign currencies, please revise this disclosure to ensure that this risk matches the explicit limitations of the Application. See Application at page 7. Please make corresponding changes throughout the prospectus and the SAI.

R:

We have revised the disclosure to refer to foreign securities denominated in or providing exposure to foreign currencies (e.g. currency trusts).

19)

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

C:

Additionally, this risk references emerging market investments. Please explain to us whether any emerging market securities will be able to meet the investment limitations of the Application such that the Funds will be able to invest in them.

R:

It is not expected that investments in emerging market securities will be a principal investment risk of the funds and, as such, we have removed the reference to emerging market investments.

20)

All funds

“Investment Details” (prospectus)

“Other Investment Strategies”

From Fidelity New Millennium ETF:

“The Adviser may also use various techniques, such as buying and selling futures contracts and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security value”

C:

The second paragraph of this section states that the Adviser may buy and sell futures contracts. Please clarify that the Funds are restricted to buying futures that are U.S. exchange-traded. See Application at page 7 and note 17.

R:

We have made the requested change to the disclosure.

21)

All funds

“Valuing Shares” (prospectus)

“To the extent that the fund's assets are traded in other markets on days when the fund is not open for business, the value of the fund's assets may be affected on those days. In addition, trading in some of the fund's assets may not occur on days when the fund is open for business.”

C:

The fifth paragraph of this section states that “trading in some of the fund’s assets may not occur on days when the fund is open for business.” Given the Funds’ investment limitations, please confirm to us that this statement is accurate.

R:

As the Funds may invest in common stocks listed on a foreign exchange that trade contemporaneously with fund shares (e.g., Canadian securities), such foreign exchange may have different market holidays than the New York Stock Exchange or the listing exchange. Accordingly, such foreign securities may not trade on certain days that the Fund is open for business.

22)

All funds

“Valuing Shares” (prospectus)

“Shares of open-end funds in which the fund may invest (referred to as underlying funds) are valued at their respective NAVs. NAV is calculated using the values of any underlying funds in which it invests. Other assets are valued primarily on the basis of market quotations, official closing prices, or information furnished by a pricing service. Certain short-term securities are valued on the basis of amortized cost. If market quotations, official closing prices, or information furnished by a pricing service are not readily available or, in the Adviser's opinion, are deemed unreliable for a security, then that security will be fair valued in good faith by the Adviser in accordance with applicable fair value pricing policies.”

C:

The sixth paragraph of this section states that “shares of open-end funds in which the fund may invest” are valued at their respective NAVs. Please clarify in this paragraph that the only open-end funds that the Funds may invest in are ETFs and government money market funds. See Application at page 7.

R:

We have changed “open-end funds” to “government money market funds.” Open-end ETFs are valued based on closing prices and covered elsewhere in the disclosure.

23)   All funds

“Shareholder Information” (prospectus)

C:

Please add language in the Shareholder Information section that addresses the information investors can find on the Funds’ websites. See Application at page 22, and Condition 2 on page 53.

R:

We have made the requested change to the disclosure.

24)

All funds

“Shareholder Information” (prospectus)

C:

Please include a separate heading in the Shareholder Information section to clearly disclose the Tracking Basket structure. Please also provide a cross-reference to this section from the Funds’ discussion of the Tracking Basket in the Principal Investment Strategies in the Prospectus Summary.

R:

We have made the requested change to the disclosure.

25)

All funds

“Fund Management” (prospectus)

C:

Please discuss in the registration statement, the Board review of both monitoring thresholds described in the Application at pages 25 and 26.

R:

We respectfully decline to include the requested disclosure. While the registrant intends to comply with the requirements of the Application, we do not typically include this amount of detail regarding the Board’s oversight functions with respect to specific items in fund registration statements.

26)

All funds

“Investment Policies and Limitations” (SAI)

C:

Please add language to the beginning of this section indicating that the Funds’ investments are limited to Permissible Investments and describe the limits in detail. See Application at page 7.

R:

We have made the requested change to the disclosure.

27)

All funds

“Investment Policies and Limitations” (SAI)

“Commodities”

From Fidelity New Millennium ETF:

“The fund may not purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities).”

C:

This investment limitation states that “this shall not prevent the fund from purchasing or selling options and futures contracts.” Please delete here and throughout the SAI any references to “options,” since the Funds are not permitted to invest in options. Also, please clarify here and throughout the SAI that the Funds may only invest in U.S. exchange-traded futures. See Application at page 7 and note 17.

R:

We respectfully decline to make this change to the Funds’ fundamental policies as the Application does not require that these restrictions be fundamental. However, we have added disclosure clarifying that, notwithstanding the fundamental investment limitations, each Fund’s investments and operations are limited by the requirements of the Application.

28)

All funds

“Investment Policies and Limitations” (SAI)

“Loans”

C:

Except for repurchase agreements, the Funds cannot invest in the types of securities listed in this section, or in the types of securities listed in the “Loans” section that follows the “Illiquid Securities” section below. See Application at page 7. Please explain to us how these sections are consistent with the Application.

R:

We respectfully decline to make this change to the Funds’ fundamental policies as the Application does not require that these restrictions be fundamental. See above response.

29)

All funds

“Investment Policies and Limitations” (SAI)

“Short Sales”

C:

Since the Funds are not permitted to engage in short-selling or invest in options, please explain to us how this section is consistent with the Application. See Application at page 7.

R:

We have removed this disclosure.

30)

All funds

“Investment Policies and Limitations” (SAI)

“Margin Purchases”

From Fidelity New Millennium ETF:

“The fund does not currently intend to purchase securities on margin, except that the fund may obtain such short-term credits as are necessary for the clearance of transactions, and provided that margin payments in connection with futures contracts and options on futures contracts shall not constitute purchasing securities on margin.”

C:

Since the Funds can only purchase exchange-traded futures, please confirm to us that this section is applicable to the Funds. Also, please delete the reference to options in this section, since options are not permitted by the Funds’ investment limitations.

R:

We have removed this disclosure.

31)

All funds

“Investment Policies and Limitations” (SAI)

“Borrowing”

From Fidelity New Millennium ETF:

“The fund may borrow money only (a) from a bank or from a registered investment company or portfolio for which FMR or an affiliate serves as investment adviser or (b) by engaging in reverse repurchase agreements with any party (reverse repurchase agreements are treated as borrowings for purposes of the fundamental borrowing investment limitation).”

C:

Since reverse repurchase agreements are not a Permissible Investment, please explain to us how this section is consistent with the Application.

R:

We have removed this disclosure.

32)

All funds

“Investment Policies and Limitations” (SAI)

“Illiquid Securities”

C:

Since the Funds are not permitted to invest in securities that are illiquid at the time of purchase, please explain to us how this section is consistent with the Application.

R:

We have removed this disclosure.

33)

All funds

“Investment Policies and Limitations” (SAI)

“Affiliated Bank Transactions”

From Fidelity New Millennium ETF:

“A Fidelity fund may engage in transactions with financial institutions that are, or may be considered to be, "affiliated persons" of the fund under the 1940 Act. These transactions may involve repurchase agreements with custodian banks; repurchase agreements with the 50 largest U.S. banks (measured by deposits); U.S. Government securities with affiliated financial institutions that are primary dealers in these securities; and short-term borrowings. In accordance with exemptive orders issued by the Securities and Exchange Commission (SEC), the Board of Trustees has established and periodically reviews procedures applicable to transactions involving affiliated financial institutions.”

C:

This section states that the Funds may engage in transactions that may involve U.S. Government securities with affiliated financial institutions that are primary dealers in these securities, and short-term borrowings. Since the Funds’ Application only permits investments in “short-term U.S. Treasury securities, government money market funds, and repurchase agreements”, please revise this section accordingly. See Application at page 7 and note 18.

R:

We have revised the disclosure.

34)

All funds

“Investment Policies and Limitations” (SAI)

“Borrowing”

From Fidelity New Millennium ETF:

“If a fund borrows money, its share price may be subject to greater fluctuation until the borrowing is paid off. If a fund makes additional investments while borrowings are outstanding, this may be considered a form of leverage.”

C:

The Funds are not permitted to borrow for investment purposes (i.e., leverage). Please revise this section accordingly.

R:

We have revised the disclosure.

35)

All funds

“Investment Policies and Limitations” (SAI)

“Debt Securities”

From Fidelity New Millennium ETF:

“Debt Securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities, such as zero coupon bonds, do not pay interest but are sold at a deep discount from their face values. A fund's investments in debt securities are limited to short-term U.S. Treasury securities and exchange-traded notes.”

C:

Since the Funds may not invest in debt securities, please revise this section accordingly.

R:

We respectfully decline to revise the disclosure as it already states that the fund’s investment in debt securities is limited to short-term U.S. Treasury securities and exchange-traded notes.

36)

All funds

“Investment Policies and Limitations” (SAI)

“Exposure to Foreign Markets”

C:

Please clarify in this section that the Funds’ foreign exposure is restricted in that they can only invest in foreign exchange-traded common stocks that trade contemporaneously with the Fund’s shares.

See Application at page 7. Also, in the last paragraph of this section, please define ADRs in accordance with the definition on page 7 of the Application.

R:

We have made the requested change to the disclosure.

37)

All funds

“Investment Policies and Limitations” (SAI)

“Futures”

C:

Please clarify in the beginning of this section that the Funds can only invest in U.S. exchange-traded futures. Also, with regard to the sale of futures contracts, we note that the Application does not permit short selling. Please confirm to us supplementally that the Funds will not engage in futures transactions that will violate this provision.

R:

We have made the requested change to the disclosure.  The Funds will not engage in futures transactions that would violate this provision.

38)

All funds

“Investment Policies and Limitations” (SAI)

“Illiquid Investments”

C:

Please provide an introductory sentence to this section stating that the Funds cannot invest in securities that are illiquid at the time of purchase.

R:

We have made the requested change to the disclosure.

39)

All funds

“Investment Policies and Limitations” (SAI)

“Insolvency of Issuers, Counterparties, and Intermediaries”

C:

Given the exchange-traded nature of the Funds’ investments, please explain to us whether the counterparty discussion in this section is relevant to the Funds.

R:

We have modified the disclosure.

40)

All funds

“Investment Policies and Limitations” (SAI)

“Real Estate Investment Trusts (REITs)”

From Fidelity New Millennium ETF:

“Equity REITs own real estate properties, while mortgage REITs make construction, development, and long-term mortgage loans. Their value may be affected by changes in the value of the underlying property of the trusts, the creditworthiness of the issuer, property taxes, interest rates, and tax and regulatory requirements, such as those relating to the environment. Both types of trusts are dependent upon management skill, are not diversified, and are subject to heavy cash flow dependency, defaults by borrowers, self-liquidation, and the possibility of failing to qualify for tax-free status of income under the Internal Revenue Code and failing to maintain exemption from the 1940 Act.”

C:

Please clarify the disclosure in this section by stating that the REITs discussed in this section are exchange-traded only.

R:

We have made the requested change to the disclosure.

41)

All funds

“Investment Policies and Limitations” (SAI)

“Securities of Other Investment Companies”

C:

Please revise this section to clarify that the Funds’ investments in other investment companies are limited to unit investment trusts that are structured as ETFs, open-end funds that are ETFs or government money market funds, pursuant to the Application. Additionally, please clarify that the Funds may only invest in BDCs or closed-end funds that are exchange-traded.

R:

We have made the requested changes to the disclosure.

42)

All funds

“Exchange Traded Fund Risks” (SAI)

“Listing and Trading”

C:

Please revise this section as necessary to conform to the Funds’ 19b-4 Order. In addition, please explain to us whether the Funds have received additional relief regarding Regulation SHO and, if so, the details of that relief. Finally, please delete the third paragraph of this section, since the Funds may only invest in exchange-traded securities.

R:

The Funds’ 19b-4 application is currently pending before the SEC and the section has been revised to reflect the pending application. The Funds have not received additional relief regarding Regulation SHO as such relief is not necessary given the Funds’ structure. We have deleted the third paragraph.

43)

All funds

“Portfolio Transactions” (SAI)

“The fund will not incur any commissions or sales charges when it invests in shares of open-end investment companies (including any underlying central funds), but it may incur such costs when it invests directly in other types of securities.

Purchases and sales of equity securities on a securities exchange or over-the-counter (OTC) are effected through brokers who receive compensation for their services. Generally, compensation relating to securities traded on foreign exchanges will be higher than compensation relating to securities traded on U.S. exchanges and may not be subject to negotiation. Compensation may also be paid in connection with principal transactions (in both OTC securities and securities listed on an exchange) and agency OTC transactions executed with an electronic communications network (ECN) or an alternative trading system. Equity securities may be purchased from underwriters at prices that include underwriting fees.

Purchases and sales of fixed-income securities are generally made with an issuer or a primary market-maker acting as principal. Although there is no stated brokerage commission paid by the fund for any fixed-income security, the price paid by the fund to an underwriter includes the disclosed underwriting fee and prices in secondary trades usually include an undisclosed dealer commission or markup reflecting the spread between the bid and ask prices of the fixed-income security. New issues of equity and fixed-income securities may also be purchased in underwritten fixed price offerings.”

C:

Please revise the third paragraph of this section to clarify that, aside from ETFs, the only open-end funds that the Funds may invest in are government money market funds. Also, in accordance with the Funds’ investment limitations, please revise the fourth paragraph to delete the phrase “or over-the-counter (OTC).” Finally, please delete the fifth paragraph of this section, since the Funds cannot have direct investments in fixed income securities.

R:

We have made the requested changes to the third and fourth paragraphs of this section. As the Funds may invest in short term U.S. Treasury securities, we respectfully decline to make the requested changes to the fifth paragraph of this section, although we have made a clarifying change.

44)

All funds

“Portfolio Transactions” (SAI)

“Non-U.S. Securities Transactions”

“To facilitate trade settlement and related activities in non-U.S. securities transactions, FMR or its affiliates may effect spot foreign currency transactions with foreign currency dealers. In certain circumstances, due to local law and regulation, logistical or operational challenges, or the process for settling securities transactions in certain markets (e.g., short settlement periods), spot currency transactions may be effected on behalf of funds by parties other than FMR or its affiliates, including funds' custodian banks (working through sub-custodians or agents in the relevant non-U.S. jurisdiction) or broker-dealers that executed the related securities transaction.”

C:

Please explain to us supplementally how the transactions discussed in this section would work in practice, and whether these transactions would be consistent with the investment limitations of the Application. We may have additional comments after reviewing your response.

R:

As the Funds may invest in common stocks listed on a foreign exchange that trade contemporaneously with fund shares (e.g., Canadian securities), the disclosure in this section is applicable to the Funds.  Accordingly, we have retained the disclosure.

45)

All funds

“Valuation” (SAI)

“Shares of open-end investment companies (including any underlying central funds) held by a fund are valued at their respective NAVs. If an underlying fund's NAV is unavailable, shares of that underlying fund will be fair valued in good faith by the Committee in accordance with applicable fair value pricing policies.”

“Debt securities and other assets for which market quotations are readily available may be valued at market values in the principal market in which they normally are traded, as furnished by recognized dealers in such securities or assets. Or, debt securities and convertible securities may be valued on the basis of information furnished by a pricing service that uses a valuation matrix which incorporates both dealer-supplied valuations and electronic data processing techniques.”

“Futures contracts are valued at the settlement or closing price. Options are valued at their market quotations, if available. Swaps are valued daily using quotations received from independent pricing services or recognized dealers.”

C:

Please revise the fourth paragraph of this section to include a description of the Funds’ limitations with regard to investments in open-end investment companies. Also, please revise the seventh paragraph of this section, since the Funds cannot have direct investments in debt securities. Additionally, please revise the ninth paragraph of this section, since options and swaps are not permissible investments for the Funds.

R:

We have made the requested changes to the disclosure. The seventh paragraph of this section has been removed.

46)

All funds

“Valuation” (SAI)

“Foreign securities and instruments are valued in their local currency following the methodologies described above. Foreign securities, instruments and currencies are translated to U.S. dollars, based on foreign currency exchange rate quotations supplied by a pricing service as of the close of regular trading on the listing exchange or the New York Stock Exchange (NYSE), which uses a proprietary model to determine the exchange rate. Forward foreign currency exchange contracts are valued at an interpolated rate based on days to maturity between the closest preceding and subsequent settlement period reported by the third party pricing service.

Other portfolio securities and assets for which market quotations, official closing prices, or information furnished by a pricing service are not readily available or, in the opinion of the Committee, are deemed unreliable will be fair valued in good faith by the Committee in accordance with applicable fair value pricing policies. For example, if, in the opinion of the Committee, a security's value has been materially affected by events occurring before a fund's pricing time but after the close of the exchange or market on which the security is principally traded, that security will be fair valued in good faith by the Committee in accordance with applicable fair value pricing policies. In fair valuing a security, the Committee may consider factors including price movements in futures contracts and ADRs, market and trading trends, the bid/ask quotes of brokers, and off-exchange institutional trading.”

C:

Please revise the eleventh paragraph of this section, since forward foreign currency exchange contracts are not permissible investments for the Funds. Also, please revise the penultimate paragraph of this section, since the Funds can only invest in liquid, exchange-traded securities.

R:

We have made the requested change to the eleventh paragraph. We respectfully decline to revise the penultimate paragraph, as fair valuation in the circumstances described therein may be required where, for example, a security that is liquid at the time of investment subsequently becomes illiquid. Accordingly, we believe this detail is appropriate.

47)

All funds

“Fund Holdings Information” (SAI)

C:

Please ensure that portfolio holdings disclosure policy addresses Regulation FD responsibilities pursuant to the Application. Please also note in the registration statement that the Funds and persons acting on their behalf are required to comply with Regulation FD as if it applied to them.

R:

We have made the requested change to the disclosure.

48)

All funds

C:

The Staff requests we provide new legality opinions for all amendments adding new series.

R:

We will file new legality opinions as exhibits to the registration statement.

49)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we submit completed fee tables and hypothetical expense tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

50)

All funds

“Fund Summary” (prospectus)

 “Principal Investment Strategies”

C:

This section states that the Funds will invest in foreign issuers. If the Funds will also invest in emerging market issuers as a principal investment strategy, and are able to do so within the investment limitations imposed by the Application, please disclose in this section and provide corresponding principal risks if appropriate.

R:

The Funds do not have a principal investment strategy of investing in emerging markets issuers.

51)

All funds

“Investment Details” (prospectus)

“Principal Investment Risks”

“Arbitrage Risk. Unlike ETFs that publicly disclose their complete portfolio holdings each business day, the fund discloses the Tracking Basket and Tracking Basket Weight Overlap, which is intended to allow market participants to estimate the value of positions in fund shares. Although this information is designed to facilitate arbitrage opportunities in fund shares to reduce bid/ask spread and minimize discounts or premiums between the market price and NAV of fund shares, there is no guarantee the fund’s arbitrage mechanism will operate as intended and that the fund will not experience wide bid/ask spreads and/or large discounts or premiums to NAV. In addition, market participants may attempt to use the disclosed information to “reverse engineer” the fund’s trading strategy, which, if successful, could increase opportunities for predatory trading practices that may have the potential to negatively impact the fund’s performance. These practices may include front running (trading ahead of the fund) or free riding (mirroring the fund’s strategies).”

C:

This risk states, in part, that “market participants may attempt to use the disclosed information to “reverse engineer” the fund’s trading strategy, which, if successful, could increase opportunities for predatory trading practices that may have the potential to negatively impact the fund’s performance.” Please add this disclosure to the section labeled “Arbitrage Risk” in the Principal Investment Risk section of each Prospectus Summary.

R:

We have made the requested change to the disclosure.

52)

All funds

“Additional Information about the Purchase and Sale of Shares” (prospectus)

“Costs Associated with Creations and Redemptions”

C:

Please disclose in this section that the Funds’ total redemption transaction fee will not exceed 2%.

R:

We have made the requested change to the disclosure.

53)

All funds

“Investment Policies and Limitations” (SAI)

“Concentration”

“The fund may not purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities) if, as a result, more than 25% of the fund's total assets would be invested in the securities of companies whose principal business activities are in the same industry.”

C:

Since the Funds disclose in the “Other Investment Strategies” sections of the prospectus that they may invest in ETFs, please add disclosure to this section to clarify that the Funds will consider the investments of both affiliated and unaffiliated ETFs when determining the Funds’ compliance with their fundamental concentration policies.

R:

We are not aware of any requirement to disclose this practice under Form N‐1A, but acknowledge that to the extent an underlying fund has adopted a policy to concentrate in a particular industry, each Fund will take such policy into account in connection with any investment in such underlying fund.

54)

Fidelity New Millennium ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

This section states that the Fund’s investments may include small and medium-sized companies, and “growth” stocks or “value” stocks or both. Please provide corresponding principal investment risk disclosures for small and medium-sized companies, and for “growth” and “value” stocks if appropriate.

R:

We have added “Mid Cap Investing” as a principal investment risk. We note that each Fund also includes risk disclosure for investing in smaller issuers under “Principal Investment Risks” - “Issuer-Specific Changes,” as well as disclosure regarding the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations or growth stocks vs. value stocks) under “Principal Investment Risks” ‐ “Stock Market Volatility.”

55)

Fidelity Blue Chip Growth ETF and Fidelity Blue Chip Value ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The second bullet point in this section defines blue chip companies as “companies whose stock is included in the S&P 500 Index or the Dow Jones Industrial Average (DJIA), and companies with market capitalizations of at least $1 billion if not included in either index.” Blue chip companies generally are considered to be those with a national reputation for quality, reliability, and the ability to operate profitably in good times and bad. A market capitalization of at least $1 billion is not an appropriate criteria for determining a blue chip company. Please delete the $1 billion criteria from each Fund’s definition of blue chip. Also, if the Funds will invest in small and/or mid-capitalization issuers, please disclose in this section and provide corresponding risk disclosure if appropriate.

R:

We have revised the disclosure as follows:

•

Normally investing at least 80% of assets in blue chip companies. Blue chip ~~(~~companies include companies whose stock is included in the S&P 500® Index, ~~or~~ the Dow Jones Industrial Average℠ (DJIA℠), or the Russell 1000 Index, and companies ~~with market capitalizations of at least $1 billion if not included in either index).~~ whose market capitalization is similar to those of companies in the indexes.

Each Fund has added disclosure that the Fund may invest in medium-sized companies and corresponding mid-cap investing risk disclosure. The risks associated with small cap investing are not principal investment risks of the Funds. Accordingly, we have not modified disclosure with regard to small cap investing. Note, however, that while not a principal risk per se, the possibility for market developments to affect different parts of the market (for example, issuers with different market capitalizations) differently is one of the factors addressed under “Principal Investment Risks ”‐“Stock Market Volatility.” In addition, the “Issuer-Specific Changes” risk disclosure provides that “[t]he value of securities of smaller, less well-known issuers can be more volatile than that of larger issuers.”

56)

Fidelity Blue Chip Growth ETF and Fidelity Blue Chip Value ETF

“Investment Details” (prospectus)

“Other Investment Strategies”

C:

Please confirm to us that, if included in the calculation of the Fund’s compliance with its 80% policy, the Fund’s investments in U.S. exchange-traded futures contracts are valued at their market value, and not their notional value.

R:

Although we understand that in appropriate circumstances futures contracts may qualify for each Fund’s name test, each Fund confirms that, at this time, each Fund is not expected to count futures contracts toward its 80% policy. Each Fund also confirms that, to the extent that it counts futures contracts toward its 80% policy, each Fund would value its futures contracts positions using their mark to market values.

COMMENTS RECEIVED ON 03/27/2020

FROM EDWARD BARTZ

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity New Millennium ETF, Fidelity Blue Chip Growth ETF, Fidelity Blue Chip Value ETF

POST-EFFECTIVE AMENDMENT NO. 58

1)

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

Please disclose in this section that that the Funds do not have a minimum overlap requirement for the Tracking Basket and the actual Portfolio.

R:

We have made the requested change to the disclosure.

2)

Fidelity Blue Chip Growth ETF and Fidelity Blue Chip Value ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

Please provide a qualitative description of the term “blue chip companies.”

R:

We have revised the disclosure as follows:

•

Normally investing primarily in equity securities ~~of well-known and established companies~~.

•

Normally investing at least 80% of assets in blue chip companies (companies ~~whose stock is included in the S&P 500® Index or the Dow Jones Industrial Average℠ (DJIA℠), and companies with market capitalizations of at least $1 billion if not included in either index).~~ that, in FMR’s view, are well-known, well-established and well-capitalized), which generally have large or medium market capitalizations.

3)

All funds

“Investment Policies and Limitations” (SAI)

“Commodities”

“The fund may not purchase or sell physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the fund from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities).”

C:

Please remove the reference to options and clarify that the fund may only invest in futures listed on a US futures exchange.

R:

We will make the requested changes.

4)

All funds

“Investment Policies and Limitations” (SAI)

“Loans”

“The fund may not lend any security or make any other loan if, as a result, more than 33 1/3% of its total assets would be lent to other parties, but this limitation does not apply to purchases of debt securities or to repurchase agreements, or to acquisitions of loans, loan participations or other forms of debt instruments.”

C:

Except for repurchase agreements, the Funds cannot invest in the types of securities listed in this section, or in the types of securities listed in the “Loans” section that follows the “Illiquid Securities” section below. See Application at page 7. Please explain to us how these sections are consistent with the Application.

R:

We respectfully decline to make a change to the Funds’ fundamental policies as Section 8(b)(1) of the 1940 Act requires a fund to have a policy regarding loans. Further, the Application does not require that these restrictions be fundamental. However, as noted in our prior response letter, we have added disclosure clarifying that, notwithstanding the fundamental investment limitations, each Fund’s investments and operations are limited by the requirements of the Application.